Exhibit 99.2

Time Sensitive Materials

Depositary’s Notice of

Annual General Meeting of

Polestar Automotive Holding UK PLC

ADSs:	American Depositary Shares.

ADS CUSIP No.:	731105201.*

ADS Record Date:	May 23, 2023.

Meeting Specifics:	Annual General Meeting to be held Wednesday, 28th June 2023 at 12:00 p.m. (British Summer Time) (the “AGM”).

Meeting Agenda:	Please note that the Notice of AGM is posted on the Company’s website at: https://investors.polestar.com/corporate-governance/annual-general-meeting

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (Eastern Daylight Time) on June 23, 2023.

Deposited Securities:	Class A Ordinary Shares (the “Shares”) of Polestar Automotive Holding UK PLC, a public limited company incorporated under the laws of England and Wales (the “Company”).

ADS Ratio:	One (1) Share to one (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. (London).

Deposit Agreement:	Deposit Agreement, dated as of June 23, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs.

*	CUSIP no. is provided as a convenience only and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (Eastern Daylight Time) on

June 23, 2023.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs shall not be voted.

The Company has announced that the AGM will be held at the date, time, and location identified above. Please note that the Company’s Notice of AGM is posted on the Company’s website at https://investors.polestar.com/corporate-governance/annual-general-meeting.

As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, subject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs.

Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions timely received from the Holders of ADSs.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237.

Citibank, N.A., as Depositary

Voting Information for Holders of ADSs

When is my voting entitlement fixed?

To instruct the Depositary to vote the ordinary shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 23 May 2023 (the ‘ADS Record Date’). Your voting entitlement will depend on the number of ADSs you hold of the ADS Record Date.

How can I attend the Annual General Meeting in person?

ADS holders cannot attend or vote at the AGM.

How can I vote the Ordinary Shares represented by my ADSs?

If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs, as of the ADS Record Date, an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my ADS vote to the Depositary?

Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 23 June 2023 in the manner and at the address specified in the ADS voting instruction card.

I already voted as an ADS Holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed.

I hold my ADSs in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.